UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-39316

BURNING ROCK BIOTECH LIMITED

(Registrant’s Name)

No.5 Xingdao Ring Road North, International Bio Island

Guangzhou, Guangdong

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 (excluding the paragraphs under the heading “Non-GAAP Measures,” the table under the heading “Burning Rock Biotech Limited Reconciliations of GAAP and Non-GAAP Results,” and other discussions on non-GAAP measures therein) of this current report on Form 6-K (the “Report”) shall be incorporated by reference into the Company’s registration statements on Form F-3, which became effective on September 30, 2022 (File no. 333-264577).

EXHIBIT INDEX

Number	Description of Document

Exhibit 99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burning Rock Biotech Limited

By:	/s/ Yusheng Han
Name:	Yusheng Han
Title:	Chief Executive officer

Date: March 12, 2026

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